October 1, 2009

VIA EDGAR AND FEDERAL EXPRESS

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Attention:	Mr. H. Christopher Owings, Assistant Director
Mr. John Fieldsend, Attorney-Advisor
Mr. Robert W. Errett, Staff Attorney
Ms. Yong Kim, Staff Accountant

Mail Stop 3561

Re:	Crown butte Wind Power, Inc.
Registration Statement on Form S-1
File No. 333-156467

Ladies and Gentlemen:

On behalf of our client, Crownbutte Wind Power, Inc., a Nevada corporation (the “Company”), we submit via EDGAR transmission Amendment No. 8 to the above-referenced Registration Statement on Form S-1 filed by the Company, as amended by Amendment No. 7 thereto.  This Amendment corrects the reference in Exhibit 23.2 (Consent of Independent Registered Public Accounting Firm) in Amendment No. 7 to the Amendment number.

In accordance with the conversation yesterday between Mr. Errett and Adam Gottbetter, the Company is submitting herewith, via EDGAR transmission, its request for acceleration of the effectiveness of the Registration Statement to Thursday, October 1, 2009, at 5: 00PM EDT, or as soon thereafter as is practicable.

Division of Corporation Finance
Securities and Exchange Commission
October 1, 2009

If the Staff has any questions or comments with respect to the changes made to the Registration Statement by Amendment No. 8, please contact me at (212) 400-6910.

Sincerely yours,

/s/ Barrett S. DiPaolo
Barrett S. DiPaolo

cc:	Timothy H. Simons
Manu Kalia
Manny Tzagerakis
Adam S. Gottbetter